RIO CAN
REAL ESTATE INVESTMENT TRUST

SUPPL

February 1, 2007

07020933

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Prospectus supplement
- Consent letter of issuer's legal counsel
- Auditors' consent letter

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

Attachments

This prospectus supplement, together with the short form base shelf prospectus dated May 19, 2006 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, (the "U.S. ***Securities Act****") as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.*

Information has been incorporated by reference in this prospectus supplement and into the short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033), and are also available electronically at www.sedar.com. For the purposes of the Province of Quebec, this prospectus supplement and the short form base shelf prospectus contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Vice-President and Chief Financial Officer of the issuer at the above mentioned address and telephone number and is also available electronically at www.sedar.com*

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated May 19, 2006

New Issue January 30, 2007

RIOCAN REAL ESTATE INVESTMENT TRUST
(a trust created under the laws of Ontario)

829,286 Units

This Prospectus Supplement relates to (i) up to 829,286 trust units ("**Units**") of RioCan Real Estate Investment Trust ("**RioCan**") issuable from time to time between January 31, 2007 and May 31, 2007 upon the exchange of up to 829,286 Class A limited partnership units (the "**Class A LP Units**") of RioCan Yonge-Eglinton Limited Partnership (the "**Partnership**") pursuant to an exchange agreement to be entered into by RioCan and the holders of Class A LP Units as of January 31, 2007 (the "**Exchange Agreement**"); and (ii) such indeterminate number of additional Units that may be issuable by reason of the anti-dilution provisions contained in the Exchange Agreement.

The Partnership is a limited partnership formed under the laws of the Province of Manitoba and governed by a limited partnership agreement made as of January 1, 2007 and to be amended and restated as of January 31, 2007 (the "**Partnership Agreement**") among RioCan, RioCan Financial Services Limited ("**RioCan Financial**"), and each additional person who becomes, from time to time, a limited partner of the Partnership. RioCan Financial is a wholly owned subsidiary of RioCan and is the sole general partner of the Partnership and RioCan is the sole holder of all of the issued and outstanding Class B limited partnership units (the "**Class B LP Units**") of the Partnership.

Pursuant to an agreement of purchase and sale made as of December 11, 2006 (the **"Purchase Agreement"**) between Orto Estates Limited, Ye Landhold Inc., Shipyec Inc., Echogreen Investments Limited (collectively, the "**Vendors**"), RioCan Acquisitions Inc. and RioCan, the Partnership will acquire an approximately 1,012,620 square foot mixed use property located at the northwest corner of the intersection of Yonge Street and Eglinton Avenue West in Midtown Toronto, Ontario, more commonly known as the Yonge-Eglinton Centre (the "**Property**"), and related operating assets for aggregate consideration of $223,000,000 (the **"Purchase Price"**), which consideration will include, among other things, the assumption of certain indebtedness, a payment of Canadian funds and the issuance to the Vendors of Class A LP Units. The initial capitalization of the Partnership, which will be used, in part, to satisfy the cash portion of the purchase price, will be raised through the subscription by RioCan for additional Class B LP Units. The completion of the acquisition of the Property and related transactions is expected to occur on January 31, 2007 (the "**Closing**").

Pursuant to the Partnership Agreement and the Exchange Agreement, contemporaneously with the issuance by the Partnership of the Class A LP Units to the Vendors, RioCan will issue an equivalent number of exchange rights (the "**Exchange Rights**") to the holders of Class A LP Units, which Exchange Rights will permit the holder thereof to exchange, from time to time at no additional cost to the holder of the Class A LP Units, all or any portion of the Class A LP Units then held for Units of RioCan on a one-for-one basis, subject to anti-dilution adjustment. The Exchange

Agreement will also provide a grant to RioCan of the right to compel an exchange of all of the Class A LP Units then held by a holder into Units of RioCan in certain circumstances.

The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol REI.UN. RioCan has obtained conditional approval to list the additional Units to be distributed under this prospectus supplement on the TSX. Listing of such additional Units is subject to RioCan fulfilling the requirements of the TSX as set out in their conditional approval.

The total portion of the Purchase Price for the Property to be satisfied by the issuance of the Class A LP Units to the Vendors will be $21,000,000. The final aggregate number of Class A LP Units to be issued to the Vendors on Closing will be calculated based upon the simple average of the closing prices of the Units of RioCan on the TSX for the 10 trading days immediately preceding the date of issuance of the Class A LP Units. RioCan is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario pursuant to a declaration of trust that was most recently amended and restated as of May 11, 2005 (the "**Declaration of Trust**").

No underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this prospectus supplement.

RioCan is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

Investing in the Units involves risks. See "Risk Factors". Prospective investors should also be aware that the acquisition of Units may have tax consequences in Canada. For a summary of certain income tax considerations for certain holders of Units, see "Certain Income Tax Considerations".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying short form base shelf prospectus (the "Prospectus") only for the purpose of the offering of the Units issuable from time to time between January 31, 2007 and May 31, 2007 upon exchange of the Class A LP Units in accordance with the terms and provisions of the Exchange Agreement.

The following documents of RioCan, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into the accompanying Prospectus as supplemented by this prospectus supplement:

(a) RioCan's renewal annual information form dated March 27, 2006 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2005 and 2004 together with the auditor's report thereon, including management's discussion and analysis relating thereto;

(c) the management information circular dated March 20, 2006 regarding RioCan's annual meeting of unitholders held on May 15, 2006;

(d) the unaudited comparative financial statements and the notes thereto for the nine month period ended September 30, 2006, including management's discussion and analysis relating thereto; and

(e) the material change reports of RioCan dated December 14, 2006 and January 10, 2007 regarding the memorandum of understanding relating to a United States joint venture.

Any documents of the type referred to above, and any material change reports (excluding confidential reports), annual and interim financial statements (including management's discussion and analysis filed in connection with such annual and interim financial statements), and information circulars or annual filings that are filed by RioCan with the various securities commissions or any similar authorities in the provinces of Canada after the date of this prospectus supplement and prior to the termination of the distribution under this prospectus supplement shall be deemed to be incorporated by reference into the Prospectus.

Any statement contained in the Prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into the Prospectus for purposes of this distribution will be deemed to be modified or

superseded, for purposes of the Prospectus, to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference into the Prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus for purposes of this distribution.

Upon a new annual information form and the related annual financial statements being filed by RioCan with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of RioCan's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into the accompanying Prospectus for purposes of future offers and sales of Units under this prospectus supplement.

PLAN OF DISTRIBUTION

On May 19, 2006, RioCan filed the Prospectus with Canadian Securities Authorities relating to the offering by RioCan from time to time during the 25 months that the Prospectus, including amendments thereto, remains valid of up to $3,000,000,000 of debt securities or Units.

Pursuant to the Purchase Agreement, the Partnership will acquire the Property and related operating assets for the Purchase Price, which consideration will include, among other things, the assumption of indebtedness, a payment of Canadian funds and the issuance to the Vendors of Class A LP Units, which issuance of Class A LP Units will satisfy $21,000,000 of the Purchase Price. The Closing of the acquisition of the Property and the related transactions is expected to occur on January 31, 2007.

Pursuant to the Partnership Agreement and the Exchange Agreement, contemporaneously with the issuance by the Partnership of the Class A LP Units to the Vendors, RioCan will issue an equivalent aggregate number of Exchange Rights to the holders of Class A LP Units, which rights will permit the holder thereof to exchange, from time to time at no additional cost to the holder of such Class A LP Units, all or any portion of the Class A LP Units then held for Units of RioCan on a one-for-one basis, subject to anti-dilution adjustment. The Exchange Agreement will also provide a grant to RioCan of the right to compel an exchange of all of the Class A LP Units then held by a holder in certain circumstances. See "Exchange Agreement". Upon the exchange of Class A LP Units into Units of RioCan in accordance with the provisions of the Exchange Agreement, the holder of the Class A LP Units will be deemed to have transferred to RioCan all of such person's right, title and interest in and to the exchanged Class A LP Units and will cease immediately to be a registered holder of such Class A LP Units and will no longer be entitled to exercise any of the rights associated with the Class A LP Units other than the right to receive the applicable number of Units deliverable therefor under the Exchange Agreement.

In accordance with the securities regulations of each of the securities commissions or similar regulatory authority in each of the provinces of Canada, this prospectus supplement qualifies the distribution of the Units issuable from time to time between January 31, 2007 and May 31, 2007 upon the exchange of the Class A LP Units of the Partnership pursuant to the Exchange Agreement. The Units issuable upon the exercise of the Exchange Rights and related exchange of the Class A LP Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Units to which this prospectus supplement relates will be issued directly by RioCan to the holders of Class A LP Units on the exchange of such Class A LP Units in accordance with and pursuant to the Exchange Agreement. No underwriters, dealers or agents will be involved in these distributions or issuances. No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying Prospectus.

RioCan has obtained conditional approval to list the additional Units to be distributed under this prospectus supplement on the TSX. Listing is subject to RioCan fulfilling the requirements of the TSX as set out in their conditional approval.

DESCRIPTION OF THE CLASS A LP UNITS

Right to Distributions

On each Distribution Date, as such term is defined in the Declaration of Trust of RioCan, all cash on hand of the Partnership that is derived from any source other than cash which is determined by RioCan Financial, as general partner, to be required for use in connection with the business of the Partnership, being the ownership and operation of the Property and related assets, including holding accounts receivable, rents receivable, operating contracts, furniture and equipment, goodwill relating to the Property and leases in respect of the Property (the remaining cash on hand, the "**Distributable Cash**"), shall be distributed by RioCan Financial, as general partner, as follows: (a) first, an amount equal to the product of (i) the sum of (A) the product of the amount per Unit of RioCan paid by RioCan to holders of Units on

the Distribution Date and the exchange ratio of the Class A LP Units under the Exchange Agreement, being one Class A LP Unit for one Unit of RioCan, subject to adjustment, and (B) the amount of any Distribution Carry Forward Amount (as defined in the Partnership Agreement); and (ii) the number of Class A LP Units outstanding on the record date for a distribution to holders of Units under the Declaration of Trust, will be distributed to each of the holders of Class A LP Units in proportion to the number of Class A LP Units held by each of them as of such distribution record date; and (b) second, all remaining Distributable Cash will be distributed to the holders of Class B LP Units and to the general partner in proportion to their respective residual interests.

Assignment, Transfer and Pledge of Class A LP Units

The Class A LP Units (and the Exchange Rights that accompany such Class A LP Units) will not be transferable except in accordance with the Exchange Agreement or in connection with the incapacity or death of a holder of Class A LP Units who is an individual, or otherwise by operation of law, in which case such Class A LP Units may only be transferred to the personal representative of such holder upon compliance with the provisions in the Partnership Agreement. No consent is required for a transfer of Class A LP Units that is in accordance with the Exchange Agreement.

A holder of Class A LP Units will be permitted to hypothecate, pledge or charge the Class A LP Units held, provided that notice of the pledge or the security interest is given to RioCan, RioCan Financial, as general partner, the Partnership and the transfer agent and registrar of RioCan in accordance with the provisions of the Exchange Agreement. Furthermore, the pledgee of the Class A LP Units must specifically acknowledge, agree, represent and warrant that (i) registered ownership of the Class A LP Units pledged may not be transferred or otherwise changed from the name of the limited partner, (ii) upon delivery of a notice of realization in accordance with the provisions of the Exchange Agreement, the Class A LP Units subject to the pledge are deemed to be exchanged for Units of RioCan on the date of the notice of realization, and (iii) the pledgee is not an Excluded Person. An Excluded Person is anyone that is (a) a non-resident of Canada, (b) a partnership other than a Canadian partnership, (c) a person, an interest in which is a "tax shelter investment" for purposes of the Tax Act, or (d) a person which would acquire an interest in the Partnership as a "tax shelter investment" for purposes of the Tax Act.

If at any time a holder of Class A LP Units becomes or proposes to become an Excluded Person, such holder will be required to exchange, or will be deemed to have exchanged, the Class A LP Units held for Units of RioCan in accordance with the provisions in the Exchange Agreement.

Rights of Rescission

In the event that a holder of a Class A LP Unit who acquires a Unit of RioCan upon the exercise of an Exchange Right pursuant to the Exchange Agreement as provided for in this Prospectus Supplement, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of the Prospectus or this Prospectus Supplement containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of the Exchange Right but also of the private placement transaction pursuant to which the Exchange Rights were initially granted by RioCan, and shall be entitled in connection with such rescission to a payment by RioCan equal to the value of the Units of RioCan issuable upon exercise of such Exchange Rights as at the date the Exchange Rights were acquired. In the event such holder of Exchange Rights is a permitted assignee of the interest of the original holder, such permitted assignee shall be entitled to exercise the rights of rescission and payment granted hereunder as if such permitted assignee was such original holder thereof. The foregoing is in addition to any other right or remedy available to a holder of the Exchange Rights under applicable securities legislation or otherwise at law.

EXCHANGE AGREEMENT

Class A LP Unit Holder Exchange Right

Each holder of Class A LP Units will have the right, exerciseable at any time and from time to time, to require RioCan to exchange all or any part of the Class A LP Units held from time to time by such holder, for an equivalent

number of Units, or such other number of Units as may be required pursuant to adjustment, or anti-dilution, provisions set forth in the Exchange Agreement.

Compulsory Exchange

RioCan will have the right to compel an exchange of all of the Class A LP Units then held by any holder of Class A LP Units for an equivalent number of Units, or such other number of Units as may be required under the Exchange Agreement, in the following circumstances: (a) in the event that an offer is made to acquire outstanding Units of RioCan where the Units that are the subject of the offer, together with the offeror's Units, constitute in the aggregate 20% or more of all outstanding Units, and such offer is accepted by holders of 90% or more of the aggregate number of Units then outstanding, excluding the Units held by the offeror; (b) in the event that the holders of Units approve a consolidation, amalgamation, arrangement, merger or other form of business combination of RioCan with or into any other entity (a "**Merger**"), a sale of all or substantially all of the assets of RioCan or any other transaction having the same effect; (c) upon the death of a holder of Class A LP Units (if an individual) unless transferred, by operation of law or by testament, to a spouse or a validly created spousal trust; (d) in the event of the insolvency or bankruptcy of the holder of the Class A LP Units; (e) in the event that the holder of the Class A LP Units proposes to become an Excluded Person or fails to provide satisfactory evidence to the general partner of the Partnership that the holder is not such an Excluded Person; and (f) in the event there are outstanding, at any time, fewer than 82,929 Class A LP Units.

Deemed Exchange

In the event that (a) a holder of Class A LP Units becomes an Excluded Person, or (b) a pledgee of the holder (as permitted under the Partnership Agreement) has delivered to RioCan and the general partner of the Partnership a duly executed and completed notice of realization, the Class A LP Units shall be deemed to be exchanged immediately prior to the date the holder became an Excluded Person or as of the date of the notice of realization.

Anti-Dilution Provisions

The number of Units issuable for each Class A LP Unit exchanged pursuant to the Exchange Agreement from time to time, shall be one, subject to adjustment as follows, provided that in no circumstances shall any adjustment made under the Exchange Agreement result in any Class A LP Units becoming directly exchangeable for cash.

In the event there is a change in the number of Units outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in Units (each, a "**Unit Reorganization**"), the exchange ratio shall be adjusted by RioCan to produce the number of Units that would be received in respect of a Class A LP Unit immediately following the Unit Reorganization as if the Class A LP Units were exchanged pursuant to the Exchange Agreement immediately prior to such Unit Reorganization.

If at any time while any Class A LP Units are outstanding there is a Merger resulting in a reclassification of the outstanding Units or an exchange of the outstanding Units for other securities, then the exchange ratio and the right to receive Units upon exchange of Class A LP Units will be adjusted simultaneously in a manner approved by the Board of Trustees of RioCan, acting reasonably, to ensure that holders of Class A LP Units will be entitled to receive, in lieu of the number of Units to which they otherwise would have been entitled to on an exchange of Class A LP Units under the Exchange Agreement, the kind and number of securities they would have been entitled to receive as a result of such reclassification or exchange if, on the effective date of such reclassification or exchange of Units, the holder was the registered holder of that number of Units they would have received had their Class A LP Units been exchanged immediately prior to the reclassification or exchange of Units.

If at any time while any Class A LP Units are outstanding RioCan takes any other action affecting or relating to the Units outstanding which, in the opinion of the Board of Trustees of RioCan, would prejudicially affect the rights of the holders of Class A LP Units, then the exchange ratio shall be adjusted in such a manner, if any and at such time, as the Board of Trustees of RioCan agree to be fair and equitable in the circumstances to the holders of such Class A LP Units.

Take-Over Bid Tenders

A holder of Class A LP Units may conditionally exchange Class A LP Units held by such party for Units in the event that an offer for Units is made by a third party which, if accepted, would result in the ownership by the offeror of at least 20% of the outstanding Units. Such exchange may only be conditional upon the taking up by the offeror of the Units pursuant to the offer made.

USE OF PROCEEDS

The Units issuable to holders of Class A LP Units on exchange of such Class A LP Units in accordance with and pursuant to the Exchange Agreement will be issuable for no additional consideration made by the holder thereof. The Class A LP Units to be issued to the Vendors on Closing will be issued to satisfy $21,000,000 of the Purchase Price payable by the Partnership to the Vendors in respect of the acquisition by the Partnership of the Property. At Closing, the aggregate number of Class A LP Units to be issued will be determined based upon the simple average closing prices of the Units of RioCan for the 10 trading days immediately preceding the issuance of the Class A LP Units.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since September 30, 2006, the date of RioCan's financial statements for its most recently completed interim financial period filed with the securities regulatory authorities, other than 815,726 units issued pursuant to RioCan's distribution reinvestment plan, 5,799 units issued pursuant to RioCan's unit purchase plan, 305,865 units issued pursuant to RioCan's unit option plan and a net increase in secured indebtedness of approximately $65,124,000 which has been incurred in the ordinary course of business. Pursuant to a prospectus supplement dated January 22, 2007, RioCan intends to issue an aggregate of up to 6,600,000 Units on closing of a public offering, which offering is anticipated to occur on February 1, 2007.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

On December 21, 2006, the Minister of Finance (Canada) (**"Minister of Finance"**) released draft legislation (the **"Proposals"**) relating to the federal income taxation of publicly-traded trusts (such as income trusts and real estate investment trusts) and partnerships. There can be no assurance that the Proposals will be enacted in the form proposed, if at all.

New Taxation Regime

The Proposals will apply to a publicly-traded trust that is a specified investment flow-through entity (a "**SIFT**") and its investors. Certain distributions attributable to a SIFT's "non-portfolio earnings" (generally, income (other than certain dividends) from, or capital gains realised on, "non-portfolio properties") will not be deductible in computing the SIFT's income (the "non-deductible distributions amount"), and the SIFT will be subject to tax on such distributions at a rate that is substantially equivalent to the general tax rate applicable to Canadian corporations. Distributions paid by a SIFT as returns of capital will not be subject to this tax. The non-deductible distributions amount will also be taxed in the hands of the unitholder as though it were a taxable dividend from a taxable Canadian corporation, which dividend will be eligible for the proposed enhanced dividend gross-up and tax credit where paid to an individual resident in Canada.

Effective Dates for New Taxation Regime

The Proposals are contemplated to apply to trusts whose units or other securities were listed on a stock exchange or other public market before November 1, 2006 ("**Existing Trusts**") (other than Existing Trusts which qualify for the REIT Exception as described below) commencing with taxation years ending in or after 2011. However, at the time of the announcement of the Proposals, the Minister of Finance indicated that there will be circumstances where an Existing Trust may lose its transitional relief, including where the Existing Trust undergoes "undue expansion". On December 15, 2006, the Department of Finance released guidelines indicating how much an Existing Trust will be permitted to grow before losing its transitional relief. In very general terms, an Existing Trust will be permitted to grow by up to 40% from October 31, 2006 to the end of 2007. For each of 2008, 2009 and 2010, an Existing Trust will be permitted to grow by up to 20% per annum. Thus, an Existing Trust will be permitted to grow by up to 100% over the transition period.

In the case of RioCan, the distribution of Units pursuant to this prospectus supplement will not exceed the 40% limit for the period November 1, 2006 to December 31, 2007.

REIT Exception

The new taxation regime will not apply to certain Existing Trusts that qualify as real estate investment trusts or "REITs" (the "**REIT Exception**"). To qualify for the REIT Exception in a particular taxation year,

a) the REIT must not, at any time in the taxation year, hold any "non-portfolio property" (other than "real or immoveable properties" situated in Canada),

b) not less than 95% of the REIT's incomes for the taxation year must be income from properties and taxable capital gains from the dispositions of "real or immovable properties",

c) not less than 75% of the REIT's income for the taxation year must be directly or indirectly attributable to real or immoveable properties situated in Canada, mortgages on, or taxable capital gains from the disposition of, "real or immovable properties" situated in Canada, and

d) the REIT must, throughout the taxation year, hold "real or immovable properties" situated in Canada, cash and debt or other obligations of governments in Canada with a total fair market value that is not less than 75% of the REIT's equity value.

The Proposals contemplate a rule to accommodate the situation where a REIT holds some or all of its Canadian real or immoveable properties through intermediate entities. For purposes of the REIT Exception, "real or immovable properties" does not include depreciable property, the capital cost allowance rate for which is greater than 5%.

RISK FACTORS

Prospective investors in a particular offering of the Units should carefully consider, in addition to the information contained in this prospectus supplement, the Prospectus and the information incorporated by reference therein, the risks described in RioCan's annual information form and management's discussion and analysis, which are incorporated by reference in the Prospectus as at the date hereof relating to the distribution of Units contemplated and referred to herein.

As noted above, the Proposals will apply to an Existing Trust (other than REITs that qualify for the REIT Exception) commencing with taxation years ending in or after 2011. Accordingly, unless the REIT Exception is applicable to RioCan, the Proposals could, commencing in 2011, impact the level of cash distributions which would otherwise be made by RioCan and the taxation of such distributions to holders of Units. The Proposals do not fully accommodate the current business structures used by many Canadian REITs and contain a number of technical tests that many Canadian REITs, including RioCan, will likely find difficult to satisfy. The Minister's stated intention is to exempt REITs from taxation as SIFTs in recognition of "the unique history and role of collective real estate investment vehicles". Accordingly, it is possible that changes to these technical tests will be made prior to their enactment in order to

accommodate some or all of the existing Canadian REITs, including RioCan. Alternatively, if the Proposals are not changed, then existing Canadian REITs, including RioCan, may need to restructure their affairs in order to limit the application of the Proposals.

As also noted above, the Minister of Finance has indicated that there will be circumstances where an Existing Trust which does not qualify for the REIT Exception may lose its transitional relief, including where the Existing Trust undergoes growth in excess of the limits noted above.

The likely effect of the Proposals on the market for REIT units, including units of RioCan, and on the ability of REITs, including RioCan, to finance future acquisitions through the issue of units or other securities, is unclear. It is possible that the Proposals will undergo significant changes before they are enacted, although no assurances can be given regarding the nature of any such changes. Accordingly, it is not currently possible to predict whether the Proposals as ultimately enacted will have an adverse effect on RioCan.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

LEGAL MATTERS

Certain legal matters relating to the distribution of the Units will be passed upon at Closing on behalf of RioCan by Goodmans LLP. As of January 29, 2007, the partners and associates of Goodmans LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the Board of Trustees of RioCan.

AUDITORS

RioCan's auditors for the fiscal year ended December 31, 2005 were Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5. Effective February 7, 2006 RioCan's auditors are Ernst & Young LLP, Chartered Accountants, 222 Bay Street, Toronto, Ontario M5K 1J7. Ernst & Young LLP is independent of RioCan in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "**REIT**") dated May 19, 2006 and the prospectus supplement of the REIT dated January 30, 2007 relating to the issuance of units of the REIT upon the exchange of Class A limited partnership units of RioCan Yonge-Eglinton Limited Partnership. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2005 and 2004, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 23, 2006.

Toronto, Canada
January 30, 2007

(Signed) SOBERMAN LLP
Chartered Accountants

CERTIFICATE

January 30, 2007

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

(Signed) ROBERT WOLF
Vice President and Chief Financial Officer

On behalf of the Trustees

(Signed) DALE LASTMAN
Trustee

(Signed) PAUL GODFREY
Trustee

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

January 30, 2007

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Prospectus Supplement dated January 30, 2007 to a
Short Form Prospectus dated May 19, 2006 (the "Prospectus Supplement")

We refer to the Prospectus Supplement of the REIT relating to the qualification of the distribution of units of the REIT.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus Supplement under the heading "Legal Matters".

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus Supplement or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

SOBERMAN LLP

January 30, 2007

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated January 30, 2007 to a base shelf short form prospectus of the REIT dated May 19, 2006 relating to the offer of units of the REIT.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement and base shelf short form prospectus, of our report dated January 23, 2006 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and 2004;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2005 and 2004.

We report that we have read the prospectus supplement dated January 30, 2007 to the base shelf short form prospectus dated May 19, 2006 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Soberman LLP

Chartered Accountants

END

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